

Annual Report 2001

People and Technology
Protecting and Restoring
America's Environment

CleanHarbors® INC
ENVIRONMENTAL SERVICES, INC.

Dear Shareholder:

2001 was a pivotal year for Clean Harbors because it set the stage for what we believe will be the most significant positive event for the Company since it was founded 22 years ago. In essence, the Company has emerged as the leader of our industry, and we are now prepared to bring our leadership to a higher level.

In 2001, the Company reported record revenue of $251 million. But the Clean Harbors Balance Sheet demonstrates something far more significant than just one year's performance. It reflects the culmination of the steady momentum we have achieved over the past four years, based on our well-executed growth strategy.

- The Company's revenue growth for the past four years has been 8% compounded annually.
- Even with the economy in recession in 2001, Clean Harbors increased its non-emergency base revenue by approximately $7 million as we increased our share of the environmental market.
- EBITDA grew 16.6% year-over-year, and for the past four years has grown over 200% , from $9.5 million to $29 million at year's end.
- Free-cash flow for 2001 was $17.8 million, and the Company used that strong cash flow to reduce debt substantially. **Clean Harbors has reduced its debt by a total of $21.5 million in the past two years.**
- Accounts receivable are in the best shape in more than a decade and Days' Sales Outstanding (DSOs) have been steadily decreasing.

Most importantly, we have demonstrated to the marketplace that **we are the undisputed leader in technology innovation.** Clean Harbors is deploying our enhanced proprietary waste management software (WIN), which is Web-enabled, by utilizing Micosoft.net technologies. This will allow Clean Harbors to further streamline the Company's business processes and serve our customers more efficiently.

As this Annual Report goes to press, the success of our business model and the tremendous capabilities of our proprietary technology systems are being applied to an exciting new initiative.

On February 25, 2002, Clean Harbors announced that we had signed a definitive agreement to acquire the Chemical Services Division of Safety-Kleen Corp. (CSD/SK) for $46.3 million in cash and the assumption of certain environmental liabilities of approximately $265 million. Based on current information and subject to additional due-diligence review, we would expect the combined company to generate approximately $750 million in annual revenue and make **Clean Harbors North America's largest environmental-services company.**

By applying our sophisticated IT systems to the CSD/SK business, we expect to improve service to our combined customers and achieve substantial cost efficiencies and dramatic gains in productivity. Closure of this transaction will require completion of due-diligence, financing, approval of the Bankruptcy Court and other regulatory approvals. At this juncture, we are optimistic that we will successfully complete all these steps by the 3rd quarter of 2002.

As we close our report on 2001, we have entered 2002 with tremendous potential to return even higher shareholder value to our investors. We will continue to communicate our progress to all of our stockholders.

Yours truly,

Alan S. McKim
President, Chief Executive Officer,
Chairman of The Board

Gene Cookson
Executive Vice President,
Chief Operating Officer

A Remembrance and a Tribute

For any American company to properly reflect on the last year, it is essential to pause from our business pursuits to note the most tragic event of our lifetime. All Clean Harbors employees were deeply shocked and saddened by the cruel attack on America on September 11th. Our thoughts and prayers are with all the families who lost loved ones as a result of this brutal and senseless aggression against humanity and civilization.

We also wish to pay tribute to all the citizens of the world who rose above this catastrophe to provide aid and comfort to the victims of terrorism. We particularly want to acknowledge the brave firefighters, police officers, rescue workers and our fellow Clean Harbors employees who responded to the World Trade Center site and diligently continue to provide essential services at the disaster scene.

On Behalf of All Clean Harbors Employees



Commitment. Leadership. Confidence.

Since 1980, Clean Harbors Environmental Services, Inc. has grown to be one of the nation's largest and most trusted providers of environmental services. Offering a wide range of on-site services, from emergency response to lab chemical packing (CleanPack®), as well as transportation and disposal services, Clean Harbors is an innovative leader, committed to preserving our natural environment and adhering to strict government regulations.

Our clients include a majority of the *Fortune 500* companies; many major utilities, oil, pharmaceutical and chemical companies; the high-tech and biotech industries; and numerous local, state and federal government agencies. While these customers come from different backgrounds and industries, they all share one thing in common: confidence, knowing that their environmental or waste disposal needs are being handled with the utmost care, timeliness and efficiency.

We invite you to learn more about Clean Harbors. You'll discover a company with the ***Vision, Services, Responsiveness and Reliability*** to continue to make a positive impact in environmental management.

Vision

Realizing Our Vision of Service and Success


a better world,
a better environment
customer confidence


WIN Web



This past year marked significant growth for Clean Harbors as we achieved new highs in profitability, enhanced our Web-based capabilities and expanded our geographic reach, which together will strengthen our position as the most progressive leader in environmental management.

Improving the bottom line. Clean Harbors posted record results and continued to improve our leadership position despite a softening economy. We were able to sustain year-over-year revenue growth, maintain profitability, and generate healthy revenue flow. With over $251 million in revenue for 2001, Clean Harbors clearly executed on our growth strategy and built strong momentum heading into 2002.

Leveraging technology. In 2001, Clean Harbors continued its commitment to technology. By developing and deploying new software and Web-enabled tools, we've improved the level of service and value we provide our customers, while creating opportunities for growth and expansion.

WIN (Waste Information Network) — "Accessibility" and "scalability" are two key goals of the networked systems that support our business. In 2001, we began an extensive project of making all Clean Harbors' systems Web-based. Employees have on-demand access to the critical resources they need to perform their jobs faster and more efficiently. And because the systems are Web-based, Clean Harbors has the scalability to add new employees and facilities without having to invest in more hardware and software.

This powerful network is a credit to Clean Harbors' in-house information technology team that not only performs most of the programming, but hosts our Internet and intranet. By supporting our WIN system internally, we can dramatically reduce costs and more effectively troubleshoot problems before they affect our day-to-day operations.

Beacon — Clean Harbors also introduced our new Beacon system. Unlike most customer relationship management software, Beacon uniquely integrates sales with operations. Beacon puts the management of our business at the fingertips of sales and key operations employees, who interact with customers on a daily basis. Beacon also ensures that field personnel receive the critical support they need to better serve the customer.

Stretching our boundaries. Our continued ability to offer comprehensive services on a national scale is a distinct advantage, both in attracting and serving organizations, and expanding into new markets. Clean Harbors' expanded service area allows us to provide the fast and comprehensive waste management customers depend on.

Protecting the environment. Our vision would not be completely realized if we did not continue to make inroads in protecting and preserving our natural environment. We are constantly pursuing safer methods for the proper handling of both hazardous and non-hazardous waste streams.

The Clean Harbors Vision

To be recognized by our customers as the premier supplier of a broad range of environmental services whose quality, responsiveness, customer service, risk-containment systems and disciplines are second to none.

By effectively applying technology to our business, Clean Harbors can reduce costs, shorten response times and improve service for every customer nationwide.



There's a reason Clean Harbors is the nation's premier environmental service company: We're never satisfied. In addition to providing traditional waste management and environmental services, Clean Harbors continues to introduce innovative services that cover every aspect of waste management, even those that our customers may not be familiar with—yet. By exploring, testing and perfecting leading-edge solutions, we can reduce operational costs, quicken response times and dramatically improve customer service. That's how we earn customer confidence.

Providing end-to-end waste and environmental management. First and foremost, Clean Harbors is a full-service company, offering the comprehensive services to meet today's changing requirements. Our many offerings include:

- ***Environmental Site Services*** — Whether it's in the tank, the trench, the separator or on the mill floor, Clean Harbors has the experience to get the customer's operation back on line. With over 400 field technicians trained to follow the highest health and safety procedures, we not only limit the customer's liability exposure, but we keep the site in full compliance with a variety of regulatory requirements.

- ***Waste Transportation and Disposal*** — With seven company-owned-and-operated TSD facilities that cover a broad range of disposal technologies, Clean Harbors is the single source for waste disposal. Hazardous and non-hazardous recyclers, landfills, incinerators and treatment facilities have been rigorously audited to bring a complete range of alternatives to our customers.

  Clean Harbors maintains over 5,000 waste stream disposal options. From an exotic water-reactive waste or a typical paint or oil waste, our established network provides superior speed of service with selections by lowest cost or technology.

- ***CleanPack® Laboratory Chemical Packing*** — Clean Harbors' national lab-pack program provides for the proper handling, packaging, transportation and disposal of hazardous chemicals. Our highly trained chemists are skilled in chemical recognition and compatibility. Their expertise assures that customers are in full compliance with the latest EPA and DOT regulations.

- ***Clean Harbors' Premier Onsite Services Apollo Program*** — Bringing our expertise and resources right to the customer, Clean Harbors' Apollo Program is a total waste management solution and serves the dual purpose of not only improving customers' waste stream management, but making their entire environmental program safer, more cost-effective and self-sufficient. Clean Harbors' skilled technicians work on site in tandem with customers to deliver proper waste transportation and disposal, lab chemical packing (CleanPack®), industrial cleaning and maintenance, and more.


Seamless service
Full-Service
People and Technology Serving the Nation
listening to customers
and providing support
CleanHarbors


achieving success





Responsiveness and Reliability

Responding to the Call

Responding to the customer, quickly and efficiently, is something we take great pride in. It can be traced back to our founding, when Clean Harbors first focused on the emergency response needs of the chemical and petroleum industries. Our original philosophy was to provide the best-trained, hardest-working environmental professionals who would utilize innovative technologies and methods to greatly improve the customer experience. That still applies today — more than ever before.

That standard of care and quality made Clean Harbors a primary environmental responder to major natural disasters, fires and significant accidents for the past 15 years — and we will continue to be on the frontline, protecting the nation's safety, health and environment.

But responsiveness is more than timeliness. It's listening to the customer's concerns and providing comprehensive, customized

solutions tailored to meet his exact needs. Clean Harbors takes the most complex challenges and solves them simply, quickly and safely with the highest level of service in the industry.

Reliable Performance for the Long Haul

As we look ahead to 2002, Clean Harbors will continue to pursue new techniques, products and systems to further position us as the premier North American environmental services provider. However, one aspect of our operation will never change, and that's the reliability that comes with every project, every job.

Key to upholding that reliability is remaining true to the environment. We will continue to protect and conserve our precious land, water and air resources to the best of our abilities. All of our facilities and field activities will continue to adhere to the highest standards of safety and compliance for the benefit of our employees, customers and their surroundings.

We've enjoyed tremendous success since our inception, but we will always remember what helped us get there — and that's earning the trust and confidence of each and every customer, partner, shareholder and employee.

Homeland — the Honor to Serve and Protect

While overall 2001 was a very successful year for Clean Harbors, it was also a very emotional time as we joined the entire world in coping with the events of 9/11.

Within hours of the World Trade Center tragedy, Clean Harbors dispatched an Environmental Emergency Response team and 24-hour mobile command center to help clean, decontaminate and restore the devastated area. More than 140 Clean Harbors employees worked round the clock, seven days a week at Ground Zero, providing decontamination services and hygiene stations to support the rescue teams. Today, Clean Harbors continues to play a significant role supporting the recovery and cleanup efforts.

We were also called in to help during the anthrax attack, performing decontamination and remediation services at a number of private businesses and government offices, including two major national television networks and the nation's largest mail-sorting facility.

We give our praise and thanks to the many workers, volunteers and companies who came together in these critical times of need. Their tireless efforts have been an inspiration to us all.

"I want to thank your firm for your support of Con Edison in our efforts to recover from the Trade Center tragedy. Con Edison is grateful for your responsiveness to our needs and the quality of your work. It's unfortunate that it takes an event like this for us to be reminded of your commitment."

– Al Wassler
Vice President of Purchasing,
Con Edison



Income Statement Data	*2001*	*2000*	*1999*
• Revenues	$251,601	$233,466	$202,965
• Cost of revenues	178,085	166,303	149,637
• Selling, general and administrative expenses	44,460	42,238	37,190
• Depreciation and amortization of intangible assets	11,113	10,656	9,501
• Income from operations	17,943	14,269	6,637
• Interest expense, net	9,991	9,167	8,599
• Income (loss) before provision for (benefit from) income taxes	7,952	5,102	(1,962)
• Provision for (benefit from) income taxes	2,412	(2,016)	282
• Net income (loss)	$ 5,540	$ 7,118	$ (2,244)
• Basic earnings (loss) per share	$ 0.45	$ 0.60	$ (0.25)
• Diluted earnings (loss) per share	$ 0.40	$ 0.59	$ (0.25)
• Weighted average number of common shares outstanding	11,404	11,085	10,649
• Weighted average common shares plus potentially dilutive common shares	12,676	11,305	10,649

Financial Data			
• Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 29,056	$ 24,925	$ 16,138
• Working capital	$ 11,279	$ 16,421	$ 14,565
• Total assets	$151,721	$149,568	$145,247
• Long-term obligations, less current portion	$ 49,410	$ 65,322	$ 73,497
• Stockholders' equity	$ 49,569	$ 41,635	$ 34,171

Directors

Alan S. McKim
President, Chief Executive Officer and Chairman of the Board, Clean Harbors, Inc.

John P. DeVillars
Executive Vice President, Brownfields Recovery Corporation

John F. Kaslow
Consultant to the Energy Industry

Daniel J. McCarthy
Professor of Strategic Management, Northeastern University

John R. Preston
President and Chief Executive Officer, Atomic Ordered Materials

Thomas J. Shields
Managing Director, Shields & Co.

Lorne R. Waxlax
Former Executive Vice President, The Gillette Company

Officers

Alan S. McKim
Chairman, President and Chief Executive Officer*

Gene Cookson
Executive Vice President and Chief Operating Officer**

Roger A. Koenecke
Senior Vice President and Chief Financial Officer*

Stephen H. Moynihan
CPA, Senior Vice President — Planning and Development*

William J. Geary, Esq.
Executive Vice President and General Counsel**

David Parry
Senior Vice President — Eastern Operations**

George Curtis
Vice President — Transportation and Disposal**

Eric Gerstenberg
Senior Vice President — Plant Operations**

Joseph McNally
Vice President — Management Information Systems**

* *Clean Harbors, Inc.*
** *Clean Harbors Environmental Services, Inc.*

Stock Listing

The Company's common stock began trading publicly in the over-the-counter market on November 24, 1987, and was added to the NASDAQ National Market System effective December 15, 1987. The Company's common stock trades on the NASDAQ Stock Market under the symbol: CLHB. The following table sets forth the high and low sales prices of the Company's common stock for the indicated periods as reported by NASDAQ.

2001	*High*	*Low*	*2000*	*High*	*Low*
First Quarter	$2.688	$1.531	First Quarter	$4.250	$1.188
Second Quarter	2.860	2.080	Second Quarter	2.969	1.531
Third Quarter	2.820	1.920	Third Quarter	3.250	1.563
Fourth Quarter	4.900	2.160	Fourth Quarter	3.000	1.500

On February 27, 2002, there were 649 holders of record of the Company's common stock, excluding stockholders whose shares were held in nominee name.

The Company has never declared nor paid any cash dividends on its common stock and the Company is prohibited under its loan agreements from paying dividends on its common stock. In February 1993, the Board of Directors authorized the issuance of up to 156,416 shares designated as Series B Convertible Preferred Stock (the "Preferred Stock"), with a cumulative dividend of 7% during the first year and 8% thereafter, payable either in cash or by the issuance of shares of common stock. On February 16, 1993, 112,000 shares of Preferred Stock were issued in partial payment of the purchase price for the Cincinnati facility. Except for payment of dividends on the Preferred Stock, the Company intends to retain all earnings for use in the Company's business and therefore does not anticipate paying any cash dividends on its common stock in the foreseeable future.

Safe Harbor Statement

This annual report contains forward-looking statements, which are generally identifiable by use of the words "believes," "expects," "intends," "anticipates," "plans to," "estimates," "projects," or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Readers should carefully review the risk factors described in documents the Company files from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K dated December 31, 2001. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

Form 10-K

Copies of the Company's annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 18, 2002, may be obtained without charge online at www.cleanharbors.com, or by writing to the Company at 1501 Washington Street, PO Box 859048, Braintree, MA 02185-9048, attention: Investor Relations, 781.849.1800, ext. 4191.

Annual Meeting

10:00 a.m., April 24, 2002, The Seaport Ballroom, Seaport Hotel, One Seaport Lane, Boston, MA 02210

Auditors

PricewaterhouseCoopers L.L.P., One International Place, Boston, MA 02110

Clerk of the Corporation

C. Michael Malm, Esq., Davis, Malm & D'Agostine P.C.

Corporate Counsel

Davis, Malm & D'Agostine P.C., One Boston Place, Boston, MA 02108

Transfer Agent

American Stock Transfer & Trust Company,
40 Wall Street, New York, NY 10005, 800.937.5449

Corporate Headquarters

Clean Harbors Environmental Services, Inc.
1501 Washington Street
PO Box 859048
Braintree, MA 02185-9048
781.849.1800
www.cleanharbors.com

Clean Harbors is an Affirmative Action/Equal Opportunity Employer.

continuing to im...
technology of ...

ENVIRONMENTAL SERVICES, INC.
1501 Washington Street • PO Box 859048 • Braintree, Massachusetts 02185-9048 • 800.282.0058 • www.cleanharbors.com